SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                    -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               374,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                     -0-

                               10     SHARED DISPOSITIVE POWER

                                                374,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      374,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                 44,800
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               394,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                  44,800

                               10     SHARED DISPOSITIVE POWER

                                                394,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                 AMENDMENT NO. 2
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of this Statement are hereby amended or restated as set forth below.

Item 2.  Identity and Background.

     Items 2(a), (b), (d), (e) and (f) are amended and restated as follows.

     (a) This Statement is filed by (i) Valhi, Inc. ("Valhi") as a direct holder of Class A Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), and as a direct holder of Class A Shares, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valcor, Inc. ("Valcor") directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares contained in the Company's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 1 to this Schedule. As a result of its ownership of all of the Class B Shares, Valcor currently holds approximately 66.1% of the combined voting power (95.1% for the election of directors) of all classes of voting stock of the Company. Valcor may be deemed to control the Company.

     Valhi is the direct holder of 100% of the outstanding common stock of Valcor and may be deemed to control Valcor. Valhi is also the direct holder of approximately 7.3% of the 5,124,780 Class A Shares outstanding as of December 10, 2003 according to information the Company provided (the "Outstanding Class A Shares"). As a result of Valcor's direct ownership of all of the Class B Shares and Valhi's direct ownership of 7.3% of the Outstanding Class A Shares, Valhi, directly and indirectly, may be deemed to hold approximately 68.6% of the combined voting power (95.5% for the election of directors) of all classes of voting stock of the Company.

     VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.1%, 1.3%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 1.3% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC ("Tremont") are the direct holders of approximately 63.1% and 21.4%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the sole member of Tremont and may be deemed to control Tremont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board and chief executive officer of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Class A Shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National and Valhi are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total  amount of funds  Harold C.  Simmons  used to acquire the Class A
Shares  he  purchased   as  reported  in  Item  5(c)  was  $282,240   (including
commissions). Such funds were provided by Mr. Simmons' personal funds.

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Class A Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

     Harold C. Simmons purchased the Class A Shares reported in Item 5(c) of this Schedule in order to acquire a direct equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares. Any such additional purchases or sales of the Class A Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Class A Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Messrs. Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, Kelly D. Luttmer, A. Andrew R. Louis, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), (b), (c) and (d) are amended and restated as follows.

     (a) Valhi, Harold C. Simmons and his spouse are the direct beneficial owners of 374,000, 44,800 20,000 Class A Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 374,000 Class A Shares (approximately 7.3% of the Outstanding Class A Shares) that Valhi holds directly; and

          (2) Harold C. Simmons may be deemed to be the beneficial owner of the 438,800 Class A Shares that Valhi, he and his spouse directly hold (an aggregate of approximately 8.6% of the Outstanding Class A Shares).

Except to the extent of the 44,800 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Class A Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2:

          (1) VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 374,000 Class A Shares (approximately 7.3% of the Outstanding Class A Shares) that Valhi holds directly;

          (2) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 394,000 Class A Shares that Valhi and his spouse directly hold (an aggregate of approximately 7.7% of the Outstanding Class A Shares); and

          (3) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 44,800 Class A Shares (approximately 0.9% of the Outstanding Class A Shares) that he directly holds.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

     (c) Harold C. Simmons was the only Reporting Person to have transactions in the Class A Shares during the past 60 days. Mr. Simmons executed the following purchase of Share on the New York Stock Exchange.

                                                           Approximate Price
                                                              Per Share ($)
                                          Number of           (exclusive of
            Date                        Class A Shares         commissions)
        --------------                 ---------------     -------------------
          12/02/2003                        44,800                $6.2500

     (d) Valhi, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of the Class A Shares directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Company's restated certificate of incorporation sets forth the voting rights, transfer restrictions and conversion rights of the Class A Shares, which restated certificate is hereby incorporated herein by reference to Exhibit 1 to this Schedule

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 12, 2003




                                   /s/ Harold C. Simmons
                                       --------------------------------
                                       Harold C. Simmons
                                       Signing in the
                                       capacities listed on
                                       Schedule "A" attached
                                       hereto and
                                       incorporated herein by
                                       reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 12, 2003





                                     /s/ Steven L. Watson
                                         --------------------------------
                                         Steven L. Watson
                                         Signing in the
                                         capacities listed on
                                         Schedule "A" attached
                                         hereto and
                                         incorporated herein by
                                         reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

       Name                                Present Principal Occupation
-----------------------                 ---------------------------------

Eugene K. Anderson            Vice president of Contran,  Dixie  Holding,  Dixie
                              Rice, National, NOA, Southwest, Tremont LLC, a wholly owned limited liability company of Valhi
                              ("Tremont"), VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (1)           Vice  president for executive  affairs at Southern
                              Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern
                              Methodist  University;  and a director of Keystone
                              Consolidated Industries, Inc., an affiliate of Contran ("Keystone"), and Valhi.

Norman S. Edelcup (2)         Senior  vice  president  business  development  of
                              Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein          Director and president of the Foundation.

Robert D. Graham              Vice president of Contran,  Dixie  Holding,  Dixie
                              Rice, the Foundation,  National,  NOA,  Southwest,
                              Tremont,   VGI  and  Valhi;  and  vice  president,
                              general counsel and secretary of Kronos Worldwide,
                              Inc.   ("KWI")  and  NL  Industries,   Inc.,  both
                              affiliates of Valhi ("NL").

J. Mark Hollingsworth         Vice  president  and  general  counsel of Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest, Tremont, VGI and Valhi; general counsel
                              of the Foundation, CompX International,  Inc. (the
                              "Company")  and  The  Combined  Master  Retirement
                              Trust,  a trust  Valhi  established  to permit the
                              collective   investment   by  master  trusts  that
                              maintain the assets of certain employee benefit plans Valhi and related companies adopt (the
                              "CMRT"); and acting general counsel of Keystone.

Keith A. Johnson              Controller of the Foundation.

William J. Lindquist          Director  and senior  vice  president  of Contran,
                              Dixie Holding, National, NOA and VGI; senior vice president of Dixie Rice, Southwest, Tremont and
                              Valhi.

A. Andrew R. Louis            Secretary of Contran, the Company,  Dixie Holding,
                              Dixie Rice, National, NOA, Southwest, Tremont, VGI and Valhi.

Kelly D. Luttmer              Tax  director  of  Contran,  the  Company,   Dixie
                              Holding,  Dixie  Rice,  KWI,  National,  NL,  NOA,
                              Southwest, Tremont, VGI and Valhi.

Andrew McCollam, Jr. (3)      President and a director of Southwest; director of
                              Dixie Rice; and a private investor.

W. Hayden McIlroy (4)         Private investor  primarily in real estate;  and a
                              director   of  Valhi,   Med   Images,   a  medical
                              information company, and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (5)            Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien              Vice  president,  treasurer  and director of Dixie
                              Holding, National, NOA and VGI; and vice president and treasurer of Contran, Dixie Rice, Southwest,
                              Tremont and Valhi.

Glenn R. Simmons              Vice  chairman  of the  board  of  Contran,  Dixie
                              Holding,  Dixie Rice, National,  NOA, Tremont, VGI
                              and Valhi;  chairman  of the board of the  Company
                              and   Keystone;   director  and   executive   vice
                              president of Southwest; a director of KWI, NL and Titanium Metals Corporation, an affiliate of Valhi
                              ("TIMET").

Harold C. Simmons             Chairman of the board of Contran,  Dixie  Holding,
                              Dixie  Rice,  the   Foundation,   National,   NOA,
                              Southwest, Tremont, Valhi and VGI; chairman of the board and chief executive officer of KWI and NL;
                              and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)          Vice president of Dixie Rice.

Gregory M. Swalwell           Vice  president and  controller of Contran,  Dixie
                              Holding, National, NOA, Southwest, Tremont, Valhi and VGI; vice president, finance of KWI and NL;
                              and vice president of Dixie Rice.

J. Walter Tucker, Jr. (6)     President,  treasurer  and a director  of Tucker &
                              Branham, Inc., a mortgage banking, insurance and real estate company; vice chairman of the board of Keystone; a director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson              Director and president of Contran,  Dixie Holding,
                              Dixie Rice, National, NOA and VGI; director, president and chief executive officer of Valhi;
                              president of Tremont; director and executive vice president of Southwest; director, vice president and secretary of the Foundation; and a director of the Company, Keystone, KWI, NL and TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                                                              Stock
                                                 Class A     Options
                  Name                         Shares Held   Held(1)        Total
        --------------------------             -----------   --------     --------

Eugene K. Anderson .........................         -0-       3,000       3,000

Thomas E. Barry ............................         -0-         -0-         -0-

Norman S. Edelcup ..........................       2,000         -0-       2,000

Lisa Simmons Epstein .......................         -0-         -0-         -0-

Robert D. Graham ...........................         -0-         -0-         -0-

J. Mark Hollingsworth ......................         -0-       7,000       7,000

Keith A. Johnson ...........................         700       3,200       3,900

William J. Lindquist .......................         -0-      10,000      10,000

A. Andrew R. Louis .........................         -0-       4,000       4,000

Kelly D. Luttmer ...........................         -0-       4,000       4,000

Andrew McCollam, Jr ........................         -0-         -0-         -0-

W. Hayden McIlroy ..........................         -0-         -0-         -0-

Harold M. Mire .............................         -0-         -0-         -0-

Bobby D. O'Brien ...........................         -0-      10,000      10,000

Glenn R. Simmons ...........................      10,500      54,000      64,500

Harold C. Simmons (2) ......................      64,800         -0-      64,800

Richard A. Smith ...........................         -0-         -0-         -0-

Gregory M. Swalwell ........................         -0-       5,000       5,000

J. Walter Tucker, Jr. ......................         -0-         -0-         -0-

Steven L. Watson ...........................       4,000      12,400      16,400

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 20,000 Class A Shares held directly by Mr. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 44,800 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares